Jpak Group, Inc.

15 Xinghua Road

Qingdao, Shandong Province, 266401

People’s Republic of China

February 9, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Anne Nguyen Parker

Re: Jpak Group, Inc.

Post-Effective Amendment No. 9 to Registration Statement on Form S-1

Filed January 19, 2011

File No. 333-164100

Dear Ms. Parker:

We filed an acceleration request for the above referenced Post Effective Amendment on January 19, 2011 (the “Acceleration Request”). Pursuant to a recent phone conversation, during which your offices informed us that such requests are not required for post effective amendments since your offices will contact the issuer (or counsel) directly when your offices have no additional comments and the timing of effectiveness can be discussed, we hereby withdraw the Acceleration Request.

Thank you for your attention to this matter. Please feel free to contact the undersigned if you have any questions regarding this letter.

Very truly yours,

JPAK GROUP INC.

/s/ Yijun Wang________

By: Yijun Wang, CEO